UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TROIKA MEDIA GROUP, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

89689 F 305
(CUSIP Number)

Michael Tenore, Troika Media Group, Inc. 1715 N. Gower Street, Los Angeles, CA 90028 (508) 740-2270
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	89689 F 305

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Coates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,482,974
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,482,974
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,482,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) Individual

Item 1. Security and Issuer: Common Stock $.001 par value; Troika Media Group, Inc.

Item 2. Identity and Background: 1715 N. Gower Street, Los Angeles, CA 90028

(a)	Peter Coates

(b)	BET 365, BET 365 House, Media Way, Stoke-On-Trent, U.K. ST1 5SZ

(c)	Chairman of the Board of BET 365, BET 365 House, Media Way, Stoke-On-Trent, U.K. ST1 5SZ

(d)	No legal proceedings required to be disclosed.

(e)	None

(f)	United Kingdom

Item 3. Source and Amount of Funds or Other Considerations: Individual funds, none of which have been borrowed.

Item 4. Purpose of Transaction: There are no plans or proposals which the reporting person has which may result in any of the matters listed.

Item 5. Interest in Securities of the Issuer:

(a)	16.4% based on 64,109,616 shares of Common Stock disclosed by the Issuer in its Form 10-Q for March 31, 2022, filed with the SEC on May 23, 2022.

(b)	Sole Voting Power – 10,482,974 shares of Common Stock, includes 722,883 shares issuable upon exercise of Investor Warrants.

(c)

On April 14, 2022, Peter Coates purchased 100,000 shares of Common Stock on Nasdaq at $0.7058 per share; on June 7, 2022, Peter Coates purchased 200,000 shares of Common Stock on Nasdaq at $1.049 per share and 300,000 shares of Common Stock on Nasdaq at $1.165 per share; on June 14, 2022, Peter Coates purchased 63,534 shares of Common Stock on Nasdaq at $0.6276; and on June 15, 2022, Peter Coates purchased 104,847 shares of Common Stock on Nasdaq at $0.7028 per share.

(d)	No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: Thomas Ochocki serves on the Board of Directors of the Issuer representing the Coates family’s equity interest.

Item 7. Material to Be Filed as Exhibits: None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 17, 2022
Dated

/s/ Peter Coates
Signature

Peter Coates
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).